EXHIBIT 1

TRANSACTIONS DURING THE PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company during the past 60 days.  Such transactions involved the sale of shares on the Nasdaq National Market System. The prices reported below reflect the weighted average purchase price of the shares of Common Stock sold on the relevant date.  The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
6/23/2010	Sale	$24.95	1359
6/24/20101	Sale	24.9577	85122
6/25/20102	Sale	24.9591	48027
6/28/20103	Sale	24.9578	40823

1 This transaction was executed in multiple trades at prices ranging from $24.95 - 24.96.
2 This transaction was executed in multiple trades at prices ranging from $24.95 - 24.98.
3 This transaction was executed in multiple trades at prices ranging from $24.95 - 24.97.